SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Moneygram International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

60935Y208
(CUSIP Number)

October 4, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y208	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Europe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 145,420 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 145,420 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 145,420 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 60935Y208	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,433,338 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,433,338 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,433,338 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.3%
12	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 60935Y208	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,578,758 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,578,758 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,758 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60935Y208	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Moneygram International, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 2828 North Hardwood Street, 15th Floor, Dallas, Texas, 75201.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by (i) Sandell Asset Management Europe Ltd., an United Kingdom limited company ("SAME"); (ii) Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); and (iii) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC ("Mr. Sandell" and together with SAME and SAMC, the "Reporting Persons").

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business address of SAME and Mr. Sandell is 42-44 Grosvenor Gardens, SW1W 0EB London, United Kingdom. The principal business address of SAMC 540 Madison Ave., 36th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP

SAME is a limited company formed under the laws of the United Kingdom. SAMC is a corporation formed under the laws of the Cayman Islands. Mr. Sandell is a citizen of Sweden.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value ("Common Stock").

Item 2(e).	CUSIP NUMBER

60935Y208

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 60935Y208	SCHEDULE 13G	Page 6 of 9 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 54,212,336 shares of Common Stock outstanding, which reflects the number of shares of Common Stock outstanding as of August 3, 2017, as reported in the Company’s quarterly report on Form 10-Q filed on August 7, 2017.

The information required by Items 4(a) – (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. 60935Y208	SCHEDULE 13G	Page 7 of 9 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60935Y208	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 16, 2017

SANDELL ASSET MANAGEMENT EUROPE LTD.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 60935Y208	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: October 16, 2017

SANDELL ASSET MANAGEMENT EUROPE LTD.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell